Exhibit 3.2

Amended and Restated Article II, Section 2, of the Bylaws for
Ministry Partners Investment Corporation

Section 2.  ANNUAL MEETINGS.

Except as provided in any agreement in effect among the corporation’s shareholders, the annual meeting of shareholders shall be held each year on a date and at a time designated by the Board of Directors for the purpose of electing directors and for the transaction of other proper business as may come before the meeting.